SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G
                         (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS
          FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
         AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
           UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (Amendment No.1)


                          FAROUDJA, INC.
                         (Name of issuer)


            Common Stock, par value $.001 per share
                 (Title of class of securities)


                           311643 10 0
                          (CUSIP number)

                            May 7, 1998

    (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-(c)
     [x] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 311643 10 0              13G


1    NAME OF REPORTING PERSON
     Faroudja Images Investors, LLC

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
                                                       (b) [ ]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


     NUMBER OF           5    SOLE VOTING POWER             0
     SHARES
     BENEFICIALLY        6    SHARED VOTING POWER           0
     OWNED BY
     EACH                7    SOLE DISPOSITIVE POWER        0
     REPORTING
     PERSON              8    SHARED DISPOSITIVE POWER      0
     WITH


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                   [ ]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0%


12   TYPE OF REPORTING PERSON*

     OO

               * SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.   Ownership of Five Percent or Less of a Class

          [X]
















































                         SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 3, 1998       Faroudja Images Investors, LLC


                         By:  /s/Roger K. Baumberger
                                 Roger K. Baumberger
                                 Managing Member